Filed by DRS Technologies, Inc.
                                                          Pursuant to Rule 425
                                  under the Securities Act of 1933, as amended
                        Subject Company: Integrated Defense Technologies, Inc.
                                        Subject Commission File No.: 001-31235



The following is the slide presentation used in the presentation to the financial community by representatives of DRS Technologies, Inc., in connection with the Agrreement and Plan of Merger, dated August 15, 2003 among DRS Technologies, Inc., Integrated Defense Technologies, Inc. and a wholly owned subsidiary of DRS Technologies, Inc.

ACQUISITION OF IDT
August 18, 2003

SAFE HARBOR

This presentation contains forward-looking information, within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended, that is based on management's beliefs and assumptions, current expectations, estimates and projections. Such information, including information relating to the Company's expectations for future financial performance, is not considered historical facts and is considered forward-looking information under the federal securities laws. This information may contain words such as "believes," "anticipates," "plans," "expects," "intends," "estimates" or similar expressions. This information is not a guarantee of the Company's future performance and is subject to risks, uncertainties and other important factors that could cause our actual performance or achievements to differ materially from those expressed or implied by this forward-looking information and include, without limitation, demand and competition for the Company's products and other risks or uncertainties detailed in the Company's Securities and Exchange Commission filings. Given these uncertainties, you should not rely on forward-looking information. The Company undertakes no obligations to update any forward-looking information, whether as a result of new information, future events or otherwise.



DEAL SUMMARY

$17.50 per share:
         o $12.25 in cash
         o Balance in DRS stock (subject to a collar)
         o Approximately $175 M in IDT net debt
         o $550 M total enterprise value
Valuation metrics:
         o 1.5x FY2005E sales
         o 8.5x FY2005E EBITDA



IDT AT A GLANCE

Electronic Combat Systems
o Air Combat Training - Test and Evaluation
o Shipboard and Coastal Electronics
o Airlift Avionics and Cargo Delivery Systems
o Electromechanical Products

Communication and Surveillance systems
o Signal Intelligence
o Microwave Subsystems
o Radio Frequency Transmitters
o Weather Radar Systems

Diagnostic and Power Systems
o Test Equipment
o Power Management
o Vehicle Electronics
o Embedded Diagnostics


IDT PRODUCT PLATFORMS

[Graphic]


TRANSACTION BENEFITS

o Creates the leading "mid-tier" defense technology company
o Diversifies business mix (no single program greater than 6% of revenues)
o Provides robust core and future business opportunities
o Broadens relationship with existing customers - U.S. Army/Navy/Marine Corps
o Establishes significant presence with U.S. Air Force and Intelligence communities
o Generates immediate earnings accretion and cash flow



LEADERSHIP POSITION IN "MID-TIER" DEFENSE ELECTRONICS

DRS - FY2005E Revenue $1.2B

Electronic Systems Group
FY2005E Sales: $425 M
Key Business Lines:
o Naval workstations
o Power distribution and control systems
o Tactical systems
o Radar and sonar systems

Electro-Optical Systems Group
FY2005E Sales: $300 M
Key Business Lines:
o Electro-optical/infrared sensor systems
o Infrared detectors

Flight Safety and Communications Group
FY2005E Sales: $115 M
Key Business Lines:
o Shipboard communications
o Deployable flight recorders
o Mission recorders
o High-speed digital imaging systems
o Weapons alignment systems

Intelligence, Training and Test Group
FY2005E Sales: $360 M
Key Business Lines:
o Electronic training and combat systems
o Diagnostics and power systems
o Communications surveillance and radar systems


STRONG, DIVERSIFIED PORTFOLIO OF PROGRAMS

                  DRS Stand Alone   DRS Pro Forma
                  % of                      % of
                  FY2005E Sales     FY2005E Sales

Q-70              9.1%                      6.3%
MMS               8.2                       5.7
DD(X)             4.4                       3.1
Bowman            3.3                       2.3
IBAS              3.2                       2.3
HTI               2.8                       2.0
FCS               2.7                       1.9
M1/A1 Testing      -                        1.7
CHS-2/3           2.4                       1.7
LRAS              2.1                        -
P5CTS              -                        1.6
AMP               1.8                        -
Total Top 12     40.0%                     28.6%


ROBUST CORE & FUTURE BUSINESS OPPORTUNITIES

Core Programs                 Future Programs
Q-70                                DD(X)
HTI                                 IBR
IBAS                                LCS
APACHE                              SAFCS
LRAS                                CVN-21
SVS                                 MFLS
CHS-2                               FCS
JAVELIN             DRS             HTSS
FBCB2               ->              JSF
MTS                                 DVS/TWS
BOWMAN                              CHS-3
VISUAL                              DEEPWATER
AMP                                 OFW
DIRCM                               ITSS/FEP
SPS-67                              AAAV
MMS                                 CETS

M1/A1                               Army E-Drive
SKE                                 ACS
P4RC                IDT             P5CTS
VLS                 ->              CG(X)
LAV SLEP                            JTE
Rivet Joint                         Gulf Range

Core Programs Support Transition to Future Growth



BROADENS CUSTOMER RELATIONSHIPS

[Graphic]




CONSISTENT FINANCIAL PERFORMANCE

[Graphic]



FINANCIAL GUIDANCE              ($ millions except EPS)

                                    FY2004E
                           Prior             Revised
                           Guidance Guidance*        FY2005E*
Revenues          $800 - $815       $965 - $995      $1,200 - $1,230
EPS               $1.65 - $1.68     $1.68 - $1.71    $1.82 -  $1.89
Free Cash Flow    $25 - $35         $28 - $38        $35 - $45

* Assumes a September 30, 2003 transaction close



IN SUMMARY

o Creates the leading "mid-tier" defense technology company
o Contributes strong and diversified portfolio of products and programs
o Provides robust core and future business opportunities
o Broadens existing customer relationships
o Continues consistent financial performance

Focused on Growing Stockholder Value

This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of IDT. IDT will fill and deliver all proxy statements, and IDT and DRS will file and deliver all other forms, notices and documents required under state and federal law with respect to the merger. IDT will be filing preliminary proxy materials with the Securities and Exchange Commission. Upon expiration of the waiting period required under the federal securities laws to permit the SEC to review and comment upon the preliminary proxy materials, IDT will call a special meeting of its stockholders to vote on the merger and will file with the SEC and mail the definitive proxy materials to its stockholders. The definitive proxy materials will contain important information regarding the merger, including, among other things, the recommendation of IDT board of directors in respect of the merger. Stockholders of IDT are advised to read the definitive proxy material, including the proxy statement and the Agreement and Plan of Merger, before making any decisions regarding the merger. Copies of the definitive proxy materials, and any amendments or supplements thereto, may be obtained without charge at the SEC's website at www.sec.gov or at IDT's website at www.idt-idt.com as they become available.

Tomorrow's Technology Today.

DRS Technologies